FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON  DC  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE  VICTORIA  3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs
National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000
Australia

Melbourne, Thursday 5 August 2004

National appoints Executive General Manager Customer Solutions

The National’s Chief Executive, Mr John Stewart, today announced the appointment of Cameron Clyne to the new role of Executive General Manager Customer Solutions.

The Executive General Manager Customer Solutions will be responsible for the review of all major projects.  A key element of the role will be to better co-ordinate and leverage these major projects and focus on achieving the best outcome for customers.

Mr Clyne, 36, has previously been a partner with IBM Business Consulting Services and PricewaterhouseCoopers.  The majority of his consulting experience has been associated with the financial services industry and includes the development of programs for organisational transformation and culture change.

“Cameron’s extensive international consulting experience in financial services will allow him to make a strong contribution at the National and expedite our journey towards becoming a more nimble competitor with enhanced customer focus,” Mr Stewart said.

“This appointment is another step along the way to revitalise the National and its leadership team,” Mr Stewart said.

For further information:

Brandon Phillips	Samantha Evans
Group Manager	Group Communications Adviser
Group Corporate Relations

03 8641 3857 work	03 8641 4982 work
0419 369 058 mobile	0404 883 509 mobile

Or visit www.nabgroup.com

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan E Crook

Date: 5 August 2004	Title:	Associate Company Secretary